UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SelenBio, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Texas

Date of organization
February 25, 2017

Physical address of issuer
2310 S. 4th Street, Austin, TX 78704

Website of issuer
www.selenbio.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$428,375.12	$633,943.28
Cash & Cash Equivalents	$860.89	$5,593.25
Accounts Receivable	$0.00	$11,385.00
Short-term Debt	$180,869.75	$80,781.37
Long-term Debt	$362,500.00	$289,210.80
Revenues/Sales	$0.00	$25,000.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$128.64	$50.00
Net Income	-$192,547.78	-$181,105.60

May 28, 2024

FORM C-AR

SelenBio, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by SelenBio, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.selenbio.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 28, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

SelenBio, Inc. (the "Company") is a Texas Corporation, formed on February 25, 2017.

The Company is located at 2310 S. 4th Street, Austin, TX 78704.

The Company's website is www.selenbio.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

SelenBio, Inc. is a biotechnology company developing antibacterial technology for a wide variety of use cases. The Company's platform antibacterial technology prevents biofilm formation in medical, dental, industrial, and consumer applications using a unique and proprietary selenium-based compound. SelenBio keeps you happy and healthy by keeping the products you use and the things you touch infection-free.

RISK FACTORS

Risks Related to the Company's Business and Industry

Any new line of Antimicrobial Technology products developed by the Company for human use requires FDA approval in its name. As a result, it is difficult to evaluate the market for the Company's business and the future prospects of its Antimicrobial Technology products. In addition, the Company will encounter new risks and difficulties frequently encountered by companies in an early stage of commercial development in new and evolving markets.

The Company continues to have a need for additional capital in order to adequately fund operations and the cost of on-going proof-of-concept projects. Should the Company be unable to raise or obtain additional capital it could create going-concern issues that will need to be assessed by management.

The Company faces intense competition, including from larger competitors with greater resources than its own, which could result in its failure to gain market share or a decline in market share. The Company's plan to increase its market shares relies heavily on Antimicrobial Technology products. The Company's marketing efforts will be severely affected if it is unable to obtain the necessary FDA or other regulatory approvals needed for these products.

The Antimicrobial Technology products use Selenium, an element on the periodic table. Although the Company believes that the supply of Selenium is unlimited and that its characteristics are most conducive to use in biofilm prevention treatment, it is not the only element with the antibacterial properties necessary to create an antibacterial surface to be used in biofilm prevention. Should one of the Company's competitors develop a similar product using a different element with similar properties, the Company's Antimicrobial Technology products may not be able to compete with a competitor's technology, which could result in failure to gain market share or a decline in market share.

The Company may not be able to hire or retain qualified staff. The Company's future success depends on its ability to attract and retain highly skilled managerial, product development, and sales and marketing personnel. The inability to attract or retain qualified personnel in the future or delays in hiring could delay development of the Company's Antimicrobial Technology products, and negatively impact sales and growth of its business.

The Company filed a lawsuit in June 2022 against one of its sublicensee's for breach of the Sublicense Agreement. The lawsuit was settled June 1, 2023.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

SelenBio, Inc. is a biotechnology company developing antibacterial technology for a wide variety of use cases. The Company's platform antibacterial technology prevents biofilm formation in medical, dental, industrial, and consumer applications using a unique and proprietary selenium-based compound. SelenBio keeps you happy and healthy by keeping the products you use and the things you touch infection-free.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2310 S. 4th Street, Austin, TX 78704

The Company has the following additional addresses: None.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kenny Gallagher

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Position with SelenBio, Inc.
02/25/2017- present
Director
Chief Executive Officer

Position with SelenBio, Inc.
02/25/2017- present
CEO
Management of day-to-day operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

02/25/2017- present
SelenBio, Inc.
CEO, Biotechnology, Day-to-Day Management

02/01/2016-01/31/2017
J Rapha MedTech, LLC
Member, Medical Equipment Sales, Manufacturers Representative

01/01/2012- 12/31/2015
Human Care USA, Inc.

CEO, Medical Equipment Manufacturing, Day-to-Day Management

Name

Karl Doenges

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Position with SelenBio, Inc.
02/25/2017- present
Director
President

Position with SelenBio, Inc.
02/25/2017- present
President
Legal, Regulatory, and Fundraising

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

02/01/ 2020- present NACS
Consultant, Electric Charging Stations, Liaison

11/01/2018- present
FSG Smart Buildings
Consultant, building automation and IoT challenges, Advisory

02/01/2017- present
Protec Fuel Management, LLC
Advisory Board Member, Fuel sales and management, Advisory

09/01/2016- 02/01/2017
VP Marketing & Government Affairs
Vice President, Water Services, Marketing and Government Affairs

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kenny Gallagher

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Position with SelenBio, Inc.
02/25/2017- present
Director
Chief Executive Officer

Position with SelenBio, Inc.
02/25/2017- present
CEO
Management of day-to-day operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

02/25/2017- present
SelenBio, Inc.
CEO, Biotechnology, Day-to-Day Management

02/01/2016-01/31/2017
J Rapha MedTech, LLC
Member, Medical Equipment Sales, Manufacturers Representative

01/01/2012- 12/31/2015
Human Care USA, Inc.
CEO, Medical Equipment Manufacturing, Day-to-Day Management

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,016,448
Voting Rights	Full, 1 vote per share owned
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	No other terms.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	FuelEdge, LLC
Amount outstanding	$50,000.00
Interest rate and payment schedule	8%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 1, 2023
Other material terms	

Type of debt	
Name of creditor	Kenny Gallagher, CEO
Amount outstanding	$233,210.80
Interest rate and payment schedule	6%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $283,210.80.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	275,000		Research & Development and Operations	March 1, 2018	Regulation CF
Common Stock	36,564		Product Development and Operations	October 3, 2019	Regulation CF

Ownership

The Company is owned by a few people. Those people are Karl Doenges and Kenny Gallagher.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Karl Doenges	31.7%
Kenny Gallagher	30.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Illiquid, seeking acquisition opportunity.

Liquidity and Capital Resources

On March 1, 2018, the Company conducted an offering pursuant to Regulation CF and sold 275,000 securities.

On October 3, 2019, the Company conducted an offering pursuant to Regulation CF and sold 36,564 securities.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Kenny Gallagher
Relationship to the Company	CEO
Total amount of money involved	$233,210.80
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Kenny Gallagher, CEO has provided cash loans over the course of the year to fund operations and legal expenses related to lawsuit.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kenny Gallagher
(Signature)

Kenny Gallagher
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kenny Gallagher
(Signature)

Kenny Gallagher
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

SelenBio, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash - Amarillo National Bank	360.89
SelenBio Escrow Account	500.00
Total Bank Accounts	**$860.89**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
Inventory - SELDOX AC01	0.00
Inventory - SELDOX AC02	0.00
Total Inventory Asset	**0.00**
Investment in SelenBio Chemical, Inc.	0.00
Investment in SelenBio Dental, Inc.	207,500.00
Prepaid Expenses	0.00
Related Party Transactions - SBD	220,014.23
Related Party - SelenBio Chemical	0.00
Total Related Party Transactions - SBD	**220,014.23**
Undeposited Funds	0.00
Total Other Current Assets	**$427,514.23**
Total Current Assets	**$428,375.12**
Other Assets	
Contracted Consulting Services	75,000.00
License Fee	500,000.00
Accumulated Amortization	-145,833.80
Total License Fee	**354,166.20**
Security Deposits	1,173.00
Total Other Assets	**$430,339.20**
TOTAL ASSETS	**$858,714.32**

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	146,647.77
Total Accounts Payable	**$146,647.77**
Credit Cards	
Credit Cards	
Bank of Texas	23,924.38
BOA Credit Card (*2012)	4,017.19
BOA Credit Card (*5955)	6,131.17
BoA Credit Card (red *5432)	149.24
BoA Credit Card (white *6325)	0.00
Total Credit Cards	**34,221.98**
Total Credit Cards	**$34,221.98**
Total Current Liabilities	**$180,869.75**
Long-Term Liabilities	
Notes Payable	
Notes Payable - FuelEdge, LLC	50,000.00
Notes Payable - Karl Doenges	6,000.00
Notes Payable - Kenny Gallagher	306,500.00
Notes Payable - SelenBio Chemical, Inc.	0.00
SBA EIDL Loan	0.00
SBA PPP Note Payable	0.00
Total Notes Payable	**362,500.00**
Total Long-Term Liabilities	**$362,500.00**
Total Liabilities	**$543,369.75**
Equity	
Additional Paid-In Capital	1,854,789.09
Retained Earnings	-1,353,397.10
Stockholders' Equity	6,500.36
Net Income	-192,547.78
Total Equity	**$315,344.57**
TOTAL LIABILITIES AND EQUITY	**$858,714.32**

SelenBio, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	4,344.01
Insurance	12,683.05
Interest Paid	2,383.41
Meals & Entertainment	609.29
Office Supplies & Software	5,763.36
Other Business Expenses	617.43
Personnel Expenses	
Benefits Expense	637.04
Employer Tax Expense	549.81
Payroll Processing Fees	3,357.77
Salary & Wages Expense	42,000.00
Total Personnel Expenses	**46,544.62**
Professional Services	82,749.72
Contract Management Services	360.32
Total Professional Services	**83,110.04**
Rent - Office	5,865.00
Royalty Expense	0.00
Shipping, Freight & Delivery	59.76
Taxes & Licenses	128.64
Telephone & Internet	6,957.63
Travel	4,315.98
Total Expenses	**$173,382.22**
NET OPERATING INCOME	**$ -173,382.22**
Other Expenses	
Amortization Expense	16,666.56
Gain (Loss) on Investments	2,499.00
Total Other Expenses	**$19,165.56**
NET OTHER INCOME	**$ -19,165.56**
NET INCOME	**$ -192,547.78**


SelenBio, Inc.

Balance Sheet

As of December 31, 2022


	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash - Amarillo National Bank	3,876.48
SelenBio Escrow Account	350.00
Total Bank Accounts	**$4,226.48**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
Inventory - SELDOX AC01	0.00
Inventory - SELDOX AC02	0.00
Total Inventory Asset	**0.00**
Investment in SelenBio Chemical, Inc.	2,500.00
Investment in SelenBio Dental, Inc.	207,500.00
Prepaid Expenses	0.00
Related Party Transactions - SBD	234,710.20
Related Party - SelenBio Chemical	617.43
Total Related Party Transactions - SBD	**235,327.63**
Undeposited Funds	0.00
Total Other Current Assets	**$445,327.63**
Total Current Assets	**$449,554.11**
Other Assets	
License Fee	500,000.00
Accumulated Amortization	-129,167.24
Total License Fee	**370,832.76**
Security Deposits	1,173.00
Total Other Assets	**$372,005.76**
TOTAL ASSETS	**$821,559.87**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	22,225.06
Total Accounts Payable	**$22,225.06**
Credit Cards	
Credit Cards	
Bank of Texas	20,751.03
BOA Credit Card (*2012)	3,628.48
BOA Credit Card (*5955)	7,852.15
BoA Credit Card (red *5432)	0.00
BoA Credit Card (white *6325)	0.00
Total Credit Cards	**32,231.66**
Total Credit Cards	**$32,231.66**
Total Current Liabilities	**$54,456.72**
Long-Term Liabilities	
Notes Payable	
Notes Payable - FuelEdge, LLC	50,000.00
Notes Payable - Karl Doenges	6,000.00
Notes Payable - Kenny Gallagher	233,210.80
Notes Payable - SelenBio Chemical, Inc.	0.00
SBA EIDL Loan	0.00
SBA PPP Note Payable	0.00
Total Notes Payable	**289,210.80**
Total Long-Term Liabilities	**$289,210.80**
Total Liabilities	**$343,667.52**
Equity	
Additional Paid-In Capital	1,826,409.35
Retained Earnings	-1,172,291.50
Stockholders' Equity	4,880.10
Net Income	-181,105.60
Total Equity	**$477,892.35**
TOTAL LIABILITIES AND EQUITY	**$821,559.87**

SelenBio, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Royalty Income	25,000.00
Total Income	**$25,000.00**
GROSS PROFIT	**$25,000.00**
Expenses	
Bank Charges & Fees	2,573.25
Insurance	12,296.05
Interest Paid	832.16
Office Supplies & Software	3,088.75
Patent Fees & Expense	21,453.42
Personnel Expenses	
Benefits Expense	579.44
Employer Tax Expense	3,282.90
Payroll Processing Fees	1,060.12
Salary & Wages Expense	42,000.00
Total Personnel Expenses	**46,922.46**
Professional Services	81,456.85
Rent - Office	7,038.00
Research & Development Expense	3,555.23
Royalty Expense	1,700.70
Shipping, Freight & Delivery	496.53
Taxes & Licenses	50.00
Telephone & Internet	7,839.84
Total Expenses	**$189,303.24**
NET OPERATING INCOME	**$ -164,303.24**
Other Expenses	
Amortization Expense	16,666.56
Other Miscellaneous Expense	135.80
Total Other Expenses	**$16,802.36**
NET OTHER INCOME	**$ -16,802.36**
NET INCOME	**$ -181,105.60**